EXHIBIT 1





FOR IMMEDIATE RELEASE


                         CONTACTS:
                         Holly Anderson (Ideon Media Relations)
                         904-218-1784
                         Bill Lackey (Ideon Investor Relations)
                         904-218-1836


              IDEON FURTHER CUTS CORPORATE OVERHEAD
                  Reconfigures senior management
            Narrows role in PGA TOUR Partners Program

     JACKSONVILLE, FL, Sept. 14, 1995 -- Ideon Group, Inc. (NYSE:IQ) today announced that it is eliminating approximately 75 jobs and reconfiguring its senior management team as additional measures to improve its financial performance. As part of the restructuring, Ideon has eliminated the position of president and chief operating officer and, consequently, John R. Birk, who has held that position, will be leaving the company. Paul G. Kahn, Ideon's chairman and chief executive officer, will assume the responsibilities previously managed by Mr. Birk. Also leaving as part of the downsizing is Marc F. Joseph, senior vice president of law. Francis J. Marino, Ideon's vice chairman, will assume Mr. Joseph's responsibilities.

     The company also announced that its Ideon Marketing and Services business unit will discontinue its credit card servicing role in connection with the PGA TOUR Partners credit card program, which accounts for 60 of the 75 jobs eliminated. However, Ideon Marketing and Services will continue to provide marketing and customer service support to the PGA TOUR Partners golf membership program. The majority of the remaining job cuts come from Ideon's corporate headquarters staff. Responsibility for the credit card operations is expected to be transferred to SunTrust BankCard, N.A., the card issuing partner for the program.

     Ideon will take a third-quarter charge of approximately $5.8 million to cover costs related to severance, facilities abandonment and the write-down of equipment and other assets associated with today's actions in addition to the $5.0 million third-quarter charge announced on July 31 related to costs associated with streamlining its SafeCard Services business unit and downsizing its corporate headquarters staff. In addition, Ideon Marketing and Services expects to incur a pre-tax loss of approximately $4.8 million resulting from ongoing third-quarter marketing and operational expenses, in keeping with earlier estimates.


     "Ideon will now concentrate on our three core businesses and explore opportunities to act as an intermediary for SunTrust and other banks for co-branding programs," said Mr. Kahn. "While it's very painful to make additional cuts and to lose first-class talent like John Birk, it's imperative that we have a cost and management structure that is in line with our business plans and revenues. We believe that the financial impact of these actions is now behind us and that we now have the organization and people in place to return the company to profitability and ensure our long-term success."